KA 3/10

[redacted]

12011987

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 23, 2010 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Client One Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Pkwy

(No. and Street)

Leawood, Kansas 66211-7810

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, *Suite 3000, Des Moines, Iowa 50309*

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

Oath or Affirmation

I, Michael Tuma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Client One Securities, LLC as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Tuma, President/CCO

Notary Public

SANDRA K. MONICAL
NOTARY PUBLIC
STATE OF KANSAS
MY APPT EXPIRES 5-25-2015

This report ** contains (check all applicable boxes):

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(e)	Statement of Changes in Member's Equity
(X)	(d)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Client One Securities, LLC
Period from November 23, 2010 (Date of Inception) through December 31, 2011
With Report of Independent Registered Public Accounting Firm

Client One Securities, LLC

Financial Statements and Supplementary Information

Period from November 23, 2010 (Date of Inception) through December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Supplementary Schedules:
Computation of Net Capital – Part IIA 8
Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA 10

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Client One Securities, LLC

We have audited the accompanying statement of financial condition of Client One Securities, LLC (the Company, an indirect wholly owned subsidiary of Aviva USA Corporation) as of December 31, 2011 and the related statement of operations, changes in member's equity, and cash flows for the period from November 23, 2010 (date of inception) through December 31, 2011 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Client One Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the period from November 23, 2010 (date of inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 24, 2012

1202-1334103

Client One Securities, LLC

Statement of Financial Condition

		December 31, 2011
Assets		
Cash and cash equivalents	$	288,846
Accounts receivable		43,188
Other assets		75,900
Total assets	$	407,934
Liabilities and member's equity		
Liabilities:		
Accounts payable	$	10
Accrued expenses		89,931
Total liabilities		89,941
Member's equity:		
Member's equity		965,857
Accumulated deficit		(647,864)
Total member's equity		317,993
Total liabilities and member's equity	$	407,934

See accompanying notes.

Client One Securities, LLC

Statement of Operations

	Period from November 23, 2010 (date of inception) through December 31, 2011
Revenues	
Broker dealer commission revenue	$ 837,156
	837,156
Expenses	
Broker dealer commission expense	699,542
Licensing and fees	365,000
Management fees	205,128
Other operating expense	215,350
	1,485,020
Net loss	$ (647,864)

See accompanying notes.

Client One Securities, LLC

Statement of Changes in Member's Equity

Balance at inception, November 23, 2010	$	–
Capital contribution		965,857
Net loss		(647,864)
Balance at December 31, 2011	$	317,993

See accompanying notes.

Client One Securities, LLC

Statement of Cash Flows

		Period from November 23, 2010 (date of inception) through December 31, 2011
Operating activities		
Net loss	$	(647,864)
Adjustment to reconcile net loss to net cash used in operating activites:		
Changes in operating assets and liabilities:		
Account receivable		(43,188)
Other assets		(75,900)
Accounts payable		10
Accrued expenses		89,931
Net cash used in operating activies		(677,011)
Financing activities		
Capital contribution from member		965,857
Net cash provided by financial activities		965,857
Net increase in cash		288,846
Cash and cash equivalents at beginning of period		–
Cash and cash equivalents at end of period	$	288,846

See accompanying notes.

Client One Securities, LLC

Notes to Financial Statements

December 13, 2011

Note 1: Summary of Significant Accounting Policies

Organization and Basis of Presentation

Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative Marketing International Corporation, an indirect wholly owned subsidiary of Aviva USA Corporation. The Company engages in the sale of shares of mutual funds, including open-end investment companies and registered variable annuity contracts and flexible variable life policies plus collects management fees as a Registered Investment Advisor (RIA).

Recent Accounting Pronouncements

In May 2011, The Financial Accounting Standard Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance will be effective for the Company on January 1, 2012, and is not expected to impact the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Broker Dealer Commission Revenue and Expense

The Company pays commission expenses to registered representatives on behalf of the Company. For purposes of financial statement presentation, the Company records registered commission revenue and offsetting registered commission expense to reflect the receipt and payment of these amounts on its behalf.

Note 1: Summary of Significant Accounting Policies (continued)

Gross Dealer Concession Revenue

Gross Dealer Concession revenue is calculated by taking a specific percentage of all gross amounts of the investment dollars received by vendors and represents compensation for the Broker Dealer.

Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

Note 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $272,271, which was $222,271 in excess of its required net capital of $50,000. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.33 to 1. The net capital rules may effectively restrict the payment of dividends.

Note 3: Related-Party Matters

The Company has entered into service agreements with Creative Marketing International Corporation, a wholly owned subsidiary of Aviva USA Corporation. Accordingly, Creative Marketing International Corporation charged the Company for the use of facilities, services, and of its affiliates in the course of serving as a broker-dealer. Expense sharing agreement costs totaling $205,128 were charged to the Company from the period of November 23, 2010 (date of inception) through December 31, 2011 under the terms of the agreements. These amounts have been recognized as management fees expense within the Statement of Operations.

Note 4: Subsequent Events

The Company has evaluated subsequent events through February 24, 2012, the date that these financial statements were available to be issued, and included all accounting and disclosure requirements related to subsequent events in the financial statements.

Supplementary Information

Client One Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Net Capital

1.	Total ownership equity from statement of financial condition		$ 317,993
2.	Deduct ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		317,993
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other deductions or allowable credits		
5.	Total capital and allowable subordinated liabilities		317,993
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition	45,722	(45,722)
7.	Other additions and/or allowable credits:		
	Deferred tax on unrealized appreciation of investments		–
8.	Net capital before haircuts on securities positions		272,271
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit, and commercial paper		
	2. U.S. and Canadian government obligations		
	3. State and municipal government obligations		
	4. Corporate obligations		
	5. Stocks and warrants		
	6 Options		
	7. Arbitrage		
	8. Other securities		
	D. Undue concentration		
	E. Other		
10.	Net capital		$ 272,271

Client One Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 5,693
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
13. Net capital requirement (greater of line 11 or 12)		50,000
14. Excess net capital (line 10 less 13)		222,271
15. Excess net capital at 1000% (line 10 less 120% of line 12)		212,271

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		89,941
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts		
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19. Total aggregate indebtedness		$ 89,941
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		33.03%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Client One Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	________
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	________
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____Pershing, LLC_________.	X
D. (k)(3) – Exempted by order of the Commission	